02029795

ARS
P.E.
12/31/01

RECD S.E.C.
APR 4 2002

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL



Company Profile

SCP Pool Corporation is the world's largest wholesale distributor of swimming pool supplies and related equipment. Founded in 1980, SCP has grown from a single location in Metairie, Louisiana to 172 service center locations in North America and Europe. The Company has over 1,900 employees supporting the distribution of more than 63,000 national brand and private label products to over 34,000 customers. SCP offers its customers a comprehensive selection of pool equipment, chemicals, replacement parts and complementary items.







SCP's customer base is comprised of three primary sectors: the Builder, the Service Professional, and the Specialty Retailer - all providing goods and services to the potential and existing swimming pool owner. As the leading wholesale distributor in the swimming pool industry, the Company's strategies are to promote the growth of the swimming pool industry, promote the growth of its customers' businesses and continuously strive to operate more effectively. By executing these strategies, SCP endeavors to realize its mission of providing exceptional value to its customers and suppliers, exceptional return to its shareholders and exceptional opportunities for its employees.

2001 Financial Highlights

In 2001, SCP Pool Corporation's sales grew 27% to a record $856.1 million with gross profits increasing 35% to $222.7 million. Operating income rose 31% to $64.5 million with net income growing 26% to $35.4 million. Earnings per share gained 25% to $1.33. These were all new records celebrating twenty consecutive years of growth. Contributing to the Company's growth, SCP acquired 36 service centers and opened seven new locations to expand its network to 172 locations in 2001.








336.2
459.4
572.5
673.2
856.1
1997 1998 1999 2000 2001

Net Sales
(Dollars, in millions)


74.6
104.3
136.0
165.3
222.7
1997 1998 1999 2000 2001

Gross Profit
(Dollars, in millions)


15.7
25.4
39.3
49.3
64.5
1997 1998 1999 2000 2001

Operating Income
(Dollars, in millions)


0.32
0.51
0.79
1.06
1.33
1997 1998 1999 2000 2001

Earnings Per Share
(Dollars)



Growth And Profitability...The Results Speak For Themselves.

No matter the scope of challenge or change in pace of business, we retain our constants: a commitment to integrity in our business practices, hard work and dedication. Respect for our customers, suppliers, and employees is paramount as we continue to seek new opportunities that will improve our company and the industry. Our formula for success is simple: Ideas + Solutions = Results



Exceptional Performance Is The Foundation For Continued Success.



Message To Our Shareholders

2001

As we did last year, we begin this letter by thanking our employees for their exceptional efforts and success in 2001. We had many challenges in the past year. Perhaps the biggest was learning how to deal with the tragic events of September 11th. Our business challenges pale in comparison.

We began 2001 announcing the acquisition of the pool division of Hughes Supply, the second largest distributor in the industry. The transition of 31 acquired service centers, along with their management, programs and systems, involved many dedicated individuals who are making it a success. An integral component of the transition was converting 26 service centers to the *Superior* banner to complement the 19 *Superior* service centers acquired in July 2000. Having two service center networks within the company is a new concept; however, we realize that providing a choice to our customers is important. We also believe that utilizing two platforms will increase the competitive spirit in each of our service centers to enhance the added value provided to our customers. In fact, as we strengthen our execution, we will become our own toughest competitor while also raising performance standards throughout the industry.

Weather was another challenge we faced in 2001. We experienced a slow start to the pool season with extended cold in the North and unusually wet conditions in the South. This was aggravated by mild temperatures during the May to July period in the North and by a stagnant tropical system that literally shut down the pool business in the South Central United States for two weeks in June.

Despite these challenges, the performance of our employees was truly outstanding. Our sales grew 27% to $856.1 million while our operating income increased 31% to $64.5 million. Our diluted earnings per share rose 25%

to $1.33 (adjusted for a 3 for 2 split), and we generated $43.3 million in cash flow from operations (adjusted for net advanced vendor payments). These results speak for themselves. In fact, our earnings *growth* in 2001 was greater than our then record earnings of 1997. We've come a long way in a few short years but it's even more exciting when one understands how much further we have to grow. We are fortunate to be in a young business with significant opportunities to add value and further the growth and success of the swimming pool industry.

2002 And The Future

The first part of our mission statement is to provide exceptional value to our customers and suppliers. To make this a reality, we continuously invest in the development of our employees, in technology, in sales and marketing programs, in the broadening of our product offering, in new locations (we opened seven new service centers in 2001), in supply-chain initiatives with suppliers, plus many more. We also attack casual business practices and lackluster service, as we believe these limit the growth and success of the industry. Examples where SCP has made significant progress are in the reduction of stockout rates by over 65% in two years and enhanced pricing disciplines to improve gross margins. We believe that SCP, our customers, and our suppliers all benefit. We applaud similar actions taken by our suppliers and other distributors as they strengthen the entire industry.

The second part of our mission is to provide an exceptional return to our shareholders. To make this a reality, our first objective is to effectively execute the management of our business as reflected in sales and market share growth, the expansion of our operating margin from 4.7% in 1997 to 8.3% in 2001 (excluding 2000 and 2001 acquisitions), earnings per share growth (44% CAGR since 1995), and increased return on assets (from 10% in 1997 to 17% in 2001). We also have to judiciously manage our resources to further long term shareholder

Message To Our Shareholders

returns and to raise awareness of SCP by communicating our performance record and the opportunities that exist for our continued growth. This has resulted in SCP enjoying a more than twelvefold growth in its per share value since its IPO in 1995.

The third part of our mission is to provide exceptional opportunities for our employees. There are numerous examples of employees who began working in one of our warehouses or as drivers and have advanced to management positions. We actively seek to identify talent and provide multiple programs for employee development. In addition, we've added over 60 individuals to our management trainee program in the past three years. Our business is not complicated; however, proper execution is essential for success. We recognize and reward exceptional performance with incentives and promotions that are created from our ongoing growth.

We are very pleased with our results. The pages that follow provide greater insight into our financial results and how we are working together to execute our mission.



Manuel J. Perez de la Mesa
President and Chief Executive Officer



Wilson B. Sexton
Chairman of the Board



What Matters To Our Customers Is What Matters To Us.

escape™

Garden™ LEISURE

Backyard FUNSTORE

Majestic™ CUSTOM SWIMMING POOLS

ULTIMATE™ SWIMMING POOLS

Prestige™ SWIMMING POOLS

Seablue® SWIMMING POOLS

Windsor™

TRANQUILITY POOLS

Program Philosophy

SCP's ongoing focus is dedicated to the support of our customers. Our premium dealer programs are part of the "BackyardEscape.com" and "PoolProNetwork.com" marketing campaigns. We created these support programs in an effort to educate the consumer and direct potential sales to our customers. The intensity of our efforts, coupled with innovative ideas and technology, enhance the ability of our customers to promote their businesses and capture the extensive market opportunities that exist.







These programs include various elements of media advertising and promotional materials. Website development, billboards, fleet graphics, consumer brochures, direct mail and retail merchandising are all components that entice consumers to add a new pool or renovate an existing one. The continuous enhancements to our current programs and the creation of future programs allow us to inform the consumer while adding value to each and every sale. Along with these consumer-driven efforts, we continue to invest in business technologies that we believe will play a key role in the further development of the swimming pool industry.

The Builder

As the industry's largest wholesale distributor, we provide equipment, supplies and accessories offering numerous brand selections to our customers. Our professional builder support programs consist of various marketing choices that focus on all types of inground and above ground swimming pools. The promotion of upscale features for the construction and renovation of concrete pools, vinyl liner swimming pools and add-ons for above ground pools are showcased in various consumer oriented efforts.







Dealer websites, consumer literature, apparel programs, television, radio, outdoor advertising and customized media are just some of the options offered in these premium membership programs that help to inform and educate the consumer on the benefits of owning a swimming pool. By expanding our product offering and creating dynamic strategies that use effective business tools, we can help our customers capture a larger share of existing market opportunities, thus increasing the potential profitability of their businesses. Our programs are structured to deliver results by redefining the limits of traditional business expectations with unique and valuable solutions.



Our Programs Are Structured To Deliver Results.





Dynamic Ideas Provide Valuable Solutions.

Service Professional and Specialty Retailer

We have developed a professional program to elevate consumer awareness on the importance of proper pool maintenance and help our dealers generate new business and increase sales to existing customers. Our "At Your Service" program objective is to provide the service professional with the essential tools needed to provide exemplary service for their customers. With eye-catching promotional literature and customer assessment materials, the service professional can improve the level of customer service while generating profits with add-on sales.







The retail sector of the swimming pool industry represents another important segment of SCP's business. Our "Backyard FunStore" retail program is designed to assist the retailer by offering merchandising solutions, quality products and marketing support. This program is designed to benefit the retailer by promoting their business through websites, planogram systems, point of sales materials and direct mail. To further enhance the program and drive consumers to the retailer, a national media campaign has been implemented. By utilizing these tools, the pool retailer can gain a stronger presence in the marketplace and provide better selection and service to their customers.

Investing In The Future

There are more than 68 million households in the United States with the economic capacity and yard space to own a swimming pool. However, approximately 90% of those households *do not* have a backyard pool. Based on these statistics, the opportunities for our suppliers, our customers and the Company are significant. SCP Pool Corporation is investing in the future to increase the industry's share of major discretionary expenditures by consumers. Growing the installed base of pools increases SCP's initial and recurring revenue stream.







SCP is dedicated to the advancement of technologies to help improve the transaction of business with our customers. We offer two systems of electronic ordering: SCPb2b.com (online ordering) and the SCP Sourcedisk (Catalog on CD). Both of these mechanisms help our customers leverage the power of technology to conduct business according to *their* schedules and business flow. These applications are offered as a value-added service at no charge to our customers. With user-friendly search methods that provide accurate information, these applications are an effective tool that will help our customers better manage their businesses.



Investing In Technology Is An Investment In Our Future.





Success Is A Reflection Of Our Unwavering Commitment.

In business, as in life, success is achieved by striving to be the best. Enthusiasm and creativity, coupled with an unwavering commitment to improvement, are the key ingredients that make the difference in all of our efforts. The persistent vision and virtuosity of our team's efforts allow SCP Pool Corporation to continue realizing its accomplishments as we remain on the path toward long term success.

Our Greatest Asset

Our Greatest Asset

SCP Pool Corporation values its employees. They are our greatest asset and the foundation for the Company's dramatic growth and success. We recognize the significant contributions of our employees and are committed to their growth by providing competitive salaries and benefits complemented with extensive training. Our employees work in an environment that allows them to address opportunities that will directly affect the overall success of the business and benefit their personal careers.







The need for individuals with experience, skills and the insight to seek new opportunities has never been greater. The ability of our team members to define problems, develop solutions and obtain results plays a vital role in the outcome of our business and future success. We believe that by having a passionate work ethic combined with experience and skills training, our employees can have personal success and build trust and respect for colleagues, customers, and suppliers alike. Identifying talent and aligning it with our mission will help us meet future challenges and realize the potential that lies ahead.

Company Officers and Directors



Knowledge. Experience. Integrity.

Left to right: John M. Murphy, Richard P. Polizzotto, Manuel J. Perez de la Mesa, Wilson B. Sexton, Craig K. Hubbard, A. David Cook

Wilson B. Sexton
Chairman of the Board & Director

Manuel J. Perez de la Mesa
President, Chief Executive Officer & Director

Craig K. Hubbard
Chief Financial Officer, Secretary & Treasurer

A. David Cook
Vice President

John M. Murphy
Vice President

Richard P. Polizzotto
Vice President

Andrew W. Code (2),(3)
Director,
Partner, Code, Hennessy & Simmons, LLC
(venture capital)

James J. Gaffney (4),(5)
Director,
Vice Chairman, Viking Pacific Holdings, Ltd.
(private investment fund)

Frank J. St. Romain (6)
Director,
Former President & CEO, SCP Pool Corporation, Retired

Robert C. Sledd (5),(6),(7),(8)
Director,
Chairman, Performance Food Group Company
(foodservice distribution)

John E. Stokely (1),(8)
Director,
President, JES, Inc.
(investment and consulting)

(1) Chairman, Audit Committee
(2) Chairman, Compensation Committee
(3) Chairman, Stock Option Committee
(4) Chairman, Nominating Committee
(5) Member, Audit Committee
(6) Member, Compensation Committee
(7) Member, Stock Option Committee
(8) Member, Nominating Committee



RANCHO CORDOVA, CA
West Division
SCP Distributors



CINCINNATI, OH
East Division
Superior Pool Products



NORTH ANDOVER, MA
Northeast Division
SCP Distributors



NEWBURY PARK, CA
West Division
Superior Pool Products



ARLINGTON, TX
Southwest Division
SCP Distributors



MONTGOMERY, AL
Central Division
SCP Distributors



NAPLES, FL
East Division
SCP Distributors

SCP Distributors' and Superior Pool Products' top service centers of the year symbolize the success of the Company. These seven service centers exemplify excellent customer service. "Going the extra mile" for the customer is what they do best. Each individual in these seven locations contributed to their service center's and customers' successes. To each individual and the managers, thank you for your outstanding efforts and results.

CONGRATULATIONS to the Best of the Best in 2001!



Financial Results



Report of Independent Auditors

The Board of Directors
SCP Pool Corporation

We have audited the consolidated balance sheets of SCP Pool Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCP Pool Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of accounting for start-up costs in 1999.

Ernst & Young LLP

New Orleans, Louisiana
February 6, 2002

Consolidated Balance Sheets

(Dollars, in thousands except share data)	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	**3,524**	3,431
Receivables, less allowances of $2,777 in 2001 and $2,848 in 2000	**60,231**	53,255
Product inventories, less reserves of $3,920 in 2001 and $4,891 in 2000	**181,462**	116,849
Prepaid expenses	**2,517**	1,510
Deferred income taxes	**2,599**	3,135
Total current assets	**250,333**	178,180
Property and equipment, net	**15,844**	9,229
Goodwill, net	**73,582**	59,744
Other assets, net	**8,831**	4,752
Total assets	**348,590**	251,905
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	**95,588**	68,144
Accrued and other current liabilities	**17,798**	14,878
Current portion of long-term debt	**91**	6,250
Total current liabilities	**113,477**	89,272
Deferred income taxes	**5,541**	4,697
Long-term debt, less current portion	**85,000**	34,741
Stockholders' equity		
Common stock, $.001 par value; 40,000,000 shares authorized; 26,966,519 and 26,688,989 shares issued and outstanding at December 31, 2001 and 2000, respectively	**27**	27
Additional paid-in capital	**61,353**	57,777
Retained earnings	**112,611**	77,167
Treasury stock, 1,998,150 and 1,204,650 shares of common stock as of December 31, 2001 and 2000, respectively	**(27,567)**	(10,608)
Unearned compensation	**(909)**	(849)
Accumulated other comprehensive loss	**(943)**	(319)
Total stockholders' equity	**144,572**	123,195
Total liabilities and stockholders' equity	**348,590**	251,905

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

(Dollars, in thousands except per share data)	Year Ended December 31,		
	2001	**2000**	**1999**
Net sales	**856,052**	673,203	572,539
Cost of sales	**633,360**	507,893	436,530
Gross profit	**222,692**	165,310	136,009
Selling and administrative expenses	**155,989**	114,361	95,164
Goodwill amortization	**2,179**	1,647	1,502
Operating income	**64,524**	49,302	39,343
Other income (expense)			
Interest expense	**(5,035)**	(3,639)	(3,053)
Amortization expense	**(2,274)**	(1,058)	(1,531)
Miscellaneous income (expense), net	**1,370**	617	(231)
	(5,939)	(4,080)	(4,815)
Income before income taxes and change in accounting principle	**58,585**	45,222	34,528
Income taxes	**23,141**	17,146	12,906
Income before change in accounting principle	**35,444**	28,076	21,622
Change in accounting principle	—	—	(544)
Net income	**35,444**	28,076	21,078
Net income per share of common stock			
Basic			
Income before change in accounting principle	**1.39**	1.10	0.83
Change in accounting principle	—	—	(0.02)
Net income	**1.39**	1.10	0.81
Diluted			
Income before change in accounting principle	**1.33**	1.06	0.81
Change in accounting principle	—	—	(0.02)
Net income	**1.33**	1.06	0.79
Weighted average shares outstanding			
Basic	**25,425**	25,486	25,899
Diluted	**26,725**	26,613	26,732

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(In thousands; amounts in Dollars except share data)

	Common Stock Shares	Common Stock Amount	Treasury Stock	Additional Paid-In Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 1998	26,189	27	—	52,501	—	28,013	23	80,564
Net income	—	—	—	—	—	21,078	—	21,078
Foreign currency translation	—	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	21,078
Treasury stock, 809 shares of common stock	—	—	(6,231)	—	—	—	—	(6,232)
Unearned compensation	—	—	—	—	(554)	—	—	(554)
Exercise of stock options, including tax benefit of $447	248	—	—	2,568	—	—	—	2,568
Employee stock purchase plan	28	—	—	183	—	—	—	183
Conversion of convertible debt	18	—	—	5	—	—	—	5
Balance at December 31, 1999	26,483	27	(6,231)	55,257	(554)	49,091	23	97,612
Net income	—	—	—	—	—	28,076	—	28,076
Foreign currency translation	—	—	—	—	—	—	(342)	(342)
Comprehensive income	—	—	—	—	—	—	—	27,734
Treasury stock, 396 shares of common stock	—	—	(4,377)	—	—	—	—	(4,377)
Unearned compensation	—	—	—	—	(295)	—	—	(295)
Exercise of stock options, including tax benefit of $675	180	—	—	2,252	—	—	—	2,253
Employee stock purchase plan	26	—	—	268	—	—	—	268
Balance at December 31, 2000	26,689	27	(10,608)	57,777	(849)	77,167	(319)	123,195
Net income	—	—	—	—	—	**35,444**	—	**35,444**
Foreign currency translation	—	—	—	—	—	—	**38**	**38**
Interest rate swaps	—	—	—	—	—	—	**(662)**	**(662)**
Comprehensive income	—	—	—	—	—	—	—	**34,820**
Treasury stock, 794 shares of common stock	—	—	**(16,959)**	—	—	—	—	**(16,959)**
Unearned compensation	—	—	—	—	**(60)**	—	—	**(60)**
Exercise of stock options including tax benefit of $789	**256**	—	—	**3,223**	—	—	—	**3,223**
Employee stock purchase plan	**22**	—	—	**353**	—	—	—	**353**
Balance at December 31, 2001	**26,967**	**27**	**(27,567)**	**61,353**	**(909)**	**112,611**	**(943)**	**144,572**

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars, in thousands)	Year Ended December 31, 2001	2000	1999
Operating activities			
Net income	**35,444**	28,076	21,078
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**8,107**	5,131	4,588
Provision for doubtful accounts receivable, net of write-offs	**(71)**	(221)	218
Provision for inventory obsolescence, net of write-offs	**(971)**	1,484	32
Provision for deferred income taxes	**1,380**	(988)	120
Loss on sale of property and equipment	**4**	71	296
Changes in operating assets and liabilities, net of effects of acquisitions			
Receivables	**5,678**	(6,036)	(3,628)
Product inventories	**(34,912)**	(23,195)	(3,060)
Prepaid expenses and other assets	**(3,601)**	102	1,268
Accounts payable	**15,203**	11,816	16,290
Accrued expenses and other current liabilities	**492**	2,063	127
Net cash provided by operating activities	**26,753**	18,303	37,329
Investing activities			
Acquisition of businesses, net of cash acquired	**(50,684)**	(24,879)	(26,383)
Purchase of property and equipment	**(6,325)**	(4,289)	(3,204)
Proceeds from sale of property and equipment	**52**	27	711
Net cash used in investing activities	**(56,957)**	(29,141)	(28,876)
Financing activities			
Net borrowings (repayments) of revolving loan	**52,350**	16,975	(925)
Payments on long-term debt	**(8,250)**	(3,750)	(5,000)
Issuance of common stock	**3,125**	1,799	2,751
Purchase of treasury stock	**(16,958)**	(4,377)	(6,232)
Net cash provided by (used in) financing activities	**30,267**	10,647	(9,406)
Effect of exchange rate changes on cash	**30**	(336)	—
Change in cash and cash equivalents	**93**	(527)	(953)
Cash and cash equivalents at beginning of year	**3,431**	3,958	4,911
Cash and cash equivalents at end of year	**3,524**	3,431	3,958
Supplemental cash flow information			
Cash paid during the year for			
Interest	**4,659**	3,426	3,012
Income taxes, net of refunds	**18,399**	18,405	12,940
Non cash financing and investing transactions			
Convertible note exchanged for stock	**—**	—	5

The accompanying Notes are an integral part of the Consolidated Financial Statements.

1. *Organization and Summary of Significant Accounting Policies*

Description of Business

As of December 31, 2001, SCP Pool Corporation and its wholly-owned subsidiaries (collectively referred to as the "Company"), maintained 172 service centers in North America and Europe from which it sells swimming pool equipment, parts and supplies to pool builders, retail stores and service firms.

Net sales by geographic region were as follows:

(Dollars, in thousands)	Year Ended December 31,		
	2001	**2000**	**1999**
United States	**835,757**	654,182	561,898
International	**20,295**	19,021	10,641
Total	**856,052**	673,203	572,539

Property and equipment by geographic region were as follows:

(Dollars, in thousands)	December 31,		
	2001	**2000**	**1999**
United States	**15,275**	8,841	6,552
International	**569**	388	279
Total	**15,844**	9,229	6,831

Principles of Consolidation

The Consolidated Financial Statements include the accounts of SCP Pool Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Segment Reporting

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information.* The Company has reviewed SFAS No. 131 and determined that the Company operates as a single segment.

Seasonality and Weather

The Company's business is highly seasonal. Weather is the principal external factor affecting the Company's business. Hot, dry weather can increase the purchase of chemicals and supplies for existing pools and stimulate increased purchases of above ground pools. Unseasonably cool weather or extraordinary amounts of rainfall during the peak selling season can decrease pool installations and the purchase of chemicals and supplies. In addition, unseasonably early or late warming trends can increase or decrease the length of the pool season and, consequently, the Company's sales. In general, sales and net income are highest during the second and third quarters, which represent the peak months of swimming pool use and installation. Sales are substantially lower during the first and fourth quarters when the Company may incur net losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Company's Consolidated Financial Statements and accompanying Notes. Actual results could differ materially from those estimates.

Financial Instruments

The Company's carrying value of cash, receivables, accounts payable and accrued liabilities approximates fair value due to the short maturity of those instruments. The carrying amount of long-term debt approximates fair value as it bears interest at variable rates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Credit Risk and Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customers and typically does not require collateral. Consistent with industry practices, receivables are generally due within 30 days except for sales under early-buy programs for which extended payment terms are provided. Credit losses have been historically within management's expectations.

Management evaluates the collectibility of accounts receivable based on a combination of factors including aging statistics and trends, customer payment history, independent credit reports and discussions with customers. In circumstances where management is aware of a customer's likely inability to meet their financial obligations, the Company records a specific reserve for uncollectible accounts. For all other customers, the Company provides reserves for uncollectible accounts based on the accounts receivable aging ranging from 0.25% for amounts currently due to 25% for amounts more than 120 days past due.

Product Inventories and Reserve for Inventory Obsolescence and Waste

Product inventories consist primarily of goods purchased for resale and are carried at the lower of cost, using the average cost method, or market. The Company's largest suppliers are Pentair Corporation, Hayward Pool Products, Inc. and Bio-Lab, Inc. (a subsidiary of Great Lakes Chemicals, Inc.); these suppliers provided approximately 15%, 11% and 7%, respectively, of the Company's products sold in 2001.

In evaluating the adequacy of the reserve for inventory obsolescence, management looks primarily to the level of inventory in relationship to historical sales level by product, including inventory usage by class based on product sales at both the service center and company levels. Management also considers in its evaluation the experience of the service center manager, the previous inventory management performance of the service center, geographical location and new product offerings. The reserve for inventory obsolescence may periodically require adjustment as changes occur in the above-identified factors.

Property and Equipment

Property and equipment are stated at cost. The Company provides for depreciation principally by the straight-line method over estimated useful lives of three years for autos and trucks and ten years for furniture and fixtures and machinery and equipment. Leasehold improvements are depreciated over the remaining lease term, including expected renewal periods, if applicable. Depreciation expense was approximately $3,265,000, $1,997,000 and $1,589,000 in 2001, 2000 and 1999, respectively.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations for a Disposal of a Segment of a Business*. The Company will adopt SFAS No. 144 on January 1, 2002 and does not expect that the adoption of the Statement will have a significant impact on the Company's Consolidated Financial Statements.

Intangibles

Intangible assets represent the excess of acquisition costs over the estimated fair value of net assets acquired and consist of goodwill and non-compete agreements. Through December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging from 20-40 years. Five non-compete agreements are amortized on a straight-line basis over their respective contractual terms ranging from four to five years. Accumulated goodwill amortization was approximately $9,540,000 and $7,361,000 at December 31, 2001 and 2000, respectively.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. The Company adopted SFAS No. 141 on July 1, 2001 and will adopt SFAS No. 142 on January 1, 2002. Accordingly, the Company did not record goodwill amortization related to goodwill acquired after July 1, 2001, and no goodwill amortization will be recorded in 2002 and thereafter. Management believes that the effect of adopting SFAS No. 142 will increase diluted earnings per share approximately $0.01 per quarter in 2002 based on the number of diluted shares outstanding as of December 31, 2001.

The Company will complete its transitional goodwill impairment test as required under SFAS No. 142 and does not expect that goodwill will be considered impaired. This transitional test requires comparison of the Company's estimated fair value at January 1, 2002 to its book value, including goodwill. Additionally, SFAS No. 142 requires that goodwill be tested for impairment annually and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its book value.

Prior to adoption of SFAS No. 142, the Company periodically assessed the recoverability of goodwill and considered whether the goodwill should have been completely or partially written-off or the amortization period accelerated. In evaluating the value and future benefits of goodwill, management measured the recoverability from operating income. Under this approach, the book value of goodwill would be reduced if management's best estimate of future operating income before goodwill was less than the book value of goodwill over the remaining amortization period. The Company also assesses long-lived assets for impairment under SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. Under those rules, intangible assets associated with assets acquired in a purchase business combination are included in impairment evaluations when events or circumstances exist that indicate the book value of those assets may not be recoverable.

Loan Financing Fees

Loan financing fees are being amortized over the term of the related debt.

Start-up Costs

In April 1999, the American Institute of Certified Public Accountants issued Statement of Position 98-5, *Reporting on the Costs of Start-Up Activities* which required capitalized start-up costs to be written-off at the date of adoption and any future start-up costs be expensed as incurred. The Company adopted the Statement on January 1, 1999 and wrote off $863,000 and recognized a cumulative effect adjustment, net of a tax benefit, of $544,000.

Income Taxes

Deferred income taxes are determined by the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Compensation Arrangements

The Company accounts for its stock compensation arrangements with employees under the provisions of the APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Compensation costs for fixed awards with pro-rata vesting are recognized on a straight-line basis over the vesting period.

Revenue Recognition

Service centers are located near customer concentrations, typically in industrial, commercial or mixed-use zones. Customers may procure products at any service center location, or products may be delivered via the Company's trucks or third party carriers. The Company recognizes revenue when customers take delivery of products. Products shipped via third party carriers are considered delivered based on the shipping terms, which are generally FOB shipping point.

Derivatives and Hedging Activities

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and its amendments Statements 137 and 138. Accordingly, the Company recognizes all derivatives on the balance sheet at fair value. At the date of adoption, the Company held no derivatives and thus there was no financial statement impact. In June 2001, the Company entered into two interest rate swaps as a cash flow hedge to reduce the Company's exposure to fluctuations in interest rates. The effective portion of changes in the fair value of derivatives qualifying as cash flow hedges are recognized in other comprehensive income until the hedged item is recognized in earnings, or until it becomes unlikely that the hedged transaction will occur. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Shipping and Handling Costs

In September 2000, the Emerging Issues Task Force issued EITF 00-10, *Accounting for Shipping and Handling Fees and Costs* ("EITF 00-10"). EITF 00-10 requires that shipping and handling fees billed to customers be classified as revenue and shipping and handling costs be either classified as cost of sales or disclosed in the notes to the financial statements. The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are included in cost of sales. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled approximately $14,724,000, $10,087,000 and $7,746,000 in 2001, 2000 and 1999, respectively.

Stock Split

In July 2001, the Board of Directors declared a three-for-two stock split of the Company's common stock, which was paid in the form of a stock dividend on September 7, 2001 to the stockholders of record at the close of business on August 15, 2001. Accordingly, all share and per share data and the related capital amounts for all periods presented reflect the effects of this split.

Reclassifications

Certain amounts in the 2000 and 1999 Consolidated Financial Statements have been reclassified to conform to the 2001 presentation.

2. Acquisitions

The Company completed three acquisitions in 2001 (the "2001 Acquisitions"). In January 2001, the Company completed the purchase of substantially all of the assets and the assumption of certain liabilities of the pool division of Hughes Supply, Inc. ("Hughes" or the "Hughes Acquisition") which distributed swimming pool equipment, parts and supplies. The Hughes Acquisition added 31 service centers to the Company's distribution network in the eastern half of the United States allowing the Company to further penetrate existing markets and enter new markets. The approximate $47.5 million cash purchase price was financed by borrowings under the Company's revolving line of credit and a $25.0 million short-term seller's note issued by Hughes (the "Hughes Note"). The Hughes Note was fully paid in November 2001. The Hughes Acquisition was accounted for using the purchase method of accounting and the results of operations have been included in the Consolidated Financial Statements since the acquisition date. The purchase price, net of cash, was allocated as follows (Dollars, in thousands):

Receivables	11,000
Product inventories	27,000
Property and equipment	3,500
Goodwill	15,000
Non-compete agreement	3,000
Other assets	500
Accounts payable and other current liabilities	(12,500)
	47,500

2. Acquisitions (continued)

The goodwill acquired in the Hughes Acquisition is expected to be fully deductible for tax purposes. The non-compete agreement will be amortized using the straight-line method over the agreement's five-year contractual life.

In July and October 2001, the Company acquired certain assets of Capital Pool Industries Limited ("Capital") and the capital stock of Exporlinea Importação e Exportação de Equipamentos para Tratamento de Águas E Outros, LDA ("Exporlinea"), distributors of swimming pool equipment, parts and supplies. The Capital and Exporlinea Acquisitions were accounted for using the purchase method of accounting, and the results of operations have been included in the Consolidated Financial Statements since the respective acquisition dates. Capital operated three service centers in Ontario, Canada and Exporlinea operated two service centers in Portimao and Lisbon, Portugal. As a result of the Capital and Exporlinea Acquisitions, the Company expanded its international operations from four service centers to nine service centers.

The Company completed two acquisitions in 2000 (the "2000 Acquisitions"). In July 2000, the Company completed the purchase of substantially all of the assets and the assumption of certain liabilities of Superior Pool Products, Inc. ("Superior" or the "Superior Acquisition"), a distributor of swimming pool equipment, parts and supplies. The Superior Acquisition added 19 service centers in California, Arizona and Nevada allowing the Company to further penetrate existing markets. The Superior Acquisition was accounted for using the purchase method of accounting and the results of operations have been included in the Consolidated Financial Statements since the acquisition date. The approximate $23.5 million cash purchase price, net of cash acquired, was allocated as follows (Dollars, in thousands):

Receivables	5,500
Product inventories	10,000
Goodwill	10,500
Non-compete agreement	2,000
Accounts payable and other current liabilities	(4,500)
	23,500

The goodwill acquired in the Superior Acquisition is expected to be fully deductible for tax purposes. The non-compete agreement will be amortized using the straight-line method over the agreement's four-year contractual life.

In October 2000, the Company completed the purchase of substantially all of the assets and the assumption of certain liabilities of Pool-Rite, Inc. (the "Pool-Rite Acquisition"), which distributed swimming pool equipment, parts and supplies through two service centers in Miami – Dade County, Florida. The Pool-Rite Acquisition was accounted for using the purchase method of accounting and the results of operations have been included in the Consolidated Financial Statements since the acquisition date.

2. Acquisitions (continued)

The Company completed four acquisitions in 1999 (the "1999 Acquisitions"). In January 1999, the Company completed the purchase of substantially all of the assets and the assumption of certain liabilities of Benson Pump Company ("Benson" or the "Benson Acquisition"), a distributor of swimming pool equipment, parts and supplies. Benson operated 20 service centers in 16 states. The Company closed one service center and consolidated the operations of 16 service centers into existing locations. The Benson Acquisition was accounted for using the purchase method of accounting and the results of operations have been included in the Consolidated Financial Statements since the acquisition date. The approximate $23.5 million cash purchase price was allocated as follows (Dollars, in thousands):

Receivables	3,000
Product inventories	11,000
Goodwill	6,000
Non-compete agreement	4,000
Other assets	1,000
Accounts payable and other current liabilities	(1,500)
	23,500

The goodwill acquired in the Benson Acquisition is expected to be fully deductible for tax purposes. The non-compete agreement will be amortized using the straight-line method over the agreement's five-year contractual life.

The Company acquired the capital stock of Pratts Plastic Limited ("SPW") in January 1999; certain assets of Garden Leisure Products ("GLP") in November 1999; and the capital stock of Jean Albouy, S.A. ("Albouy") in December 1999. These acquisitions were accounted for using the purchase method of accounting and the results of operations have been included in the Consolidated Financial Statements since the respective acquisition dates. SPW operated one service center in Essex, England, while GLP operated one service center in Horsham, England. Albouy operated one service center in Rodez, France. These acquisitions allowed the Company to further its presence in the European market.

3. Details of Certain Balance Sheet Accounts

Additional information regarding certain balance sheet accounts is presented below:

(Dollars, in thousands)	December 31, 2001	December 31, 2000
Receivables		
Trade accounts	**45,675**	40,088
Vendor rebates	**15,443**	11,918
Income tax receivable	**465**	1,797
Other	**1,425**	2,300
	63,008	56,103
Less allowance for doubtful accounts	**(2,777)**	(2,848)
	60,231	53,255
Property and equipment		
Land	**1,026**	—
Building	**1,079**	—
Leasehold improvements	**4,084**	3,136
Autos and trucks	**556**	314
Machinery and equipment	**6,687**	4,548
Computer equipment	**7,124**	4,549
Furniture and fixtures	**5,297**	4,075
	25,853	16,622
Less accumulated depreciation	**(10,009)**	(7,393)
	15,844	9,229
Other assets		
Loan financing fees	**638**	519
Non-compete agreements	**9,529**	6,100
Deposits and other	**2,386**	185
	12,553	6,804
Less accumulated amortization	**(3,722)**	(2,052)
	8,831	4,752
Accrued expenses and other current liabilities		
Salaries, bonuses and profit sharing	**9,824**	9,667
Other	**7,974**	5,211
	17,798	14,878
Accumulated other comprehensive loss		
Foreign currency items	**(281)**	(319)
Net loss on cash flow hedge derivatives	**(662)**	—
	(943)	(319)

4. Debt

The components of the Company's debt were as follows:

(Dollars, in thousands)	December 31, 2001	2000
Revolving Credit Facility, variable rate (effective interest rate of 4.8% at December 31, 2001), due in 2004	**85,000**	—
10% Convertible Notes, due in 2002	**91**	91
Revolving Loan, terminated in 2001	—	32,650
Term Loan, terminated in 2001	—	8,250
	85,091	40,991
Less current portion	**(91)**	(6,250)
	85,000	34,741

On November 27, 2001, the Company entered into a new credit agreement (the "Credit Agreement") with a group of banks. This Credit Agreement replaced the Company's previous Senior Loan Facility, which consisted of a Term Loan and a Revolver Loan. The new Credit Agreement permits the Company to borrow up to $110.0 million under a revolving line of credit (the "Revolving Credit Facility").

Borrowings under the Revolving Credit Facility may, at the Company's option, bear interest at either (i) the agent's corporate base rate or the federal funds rate plus 0.5%, whichever is higher, plus a margin ranging from 0.125% to 0.375% or (ii) the current Eurodollar Rate plus a margin ranging from 1.125% to 1.750%, in each case depending on the Company's leverage ratio. Substantially all of the assets of the Company, including the capital stock of the Company's wholly-owned subsidiaries, secure the Company's obligations under the Revolving Credit Facility. The Revolving Credit Facility has numerous restrictive covenants which require the Company to maintain a minimum net worth and fixed charge coverage and which also restrict the Company's ability to pay dividends and make capital expenditures. As of December 31, 2001, the Company was in compliance with all such covenants and financial ratio requirements. The Credit Agreement expires on November 27, 2004.

As of December 31, 2001, the Company had $23.9 million available for borrowing under its Revolving Credit Facility. The Company pays a quarterly commitment fee of 0.30% to 0.45% (depending on the Company's leverage ratio) of the unused portion of available credit under the Revolving Credit Facility.

As of December 31, 2001, the Company had outstanding convertible notes in the aggregate principal amount of $91,250 that were issued in connection with the Company's original formation in 1993. Such notes may be converted at any time through December 31, 2002 into shares of the Company's common stock at a conversion price of approximately $0.29 per share. At December 31, 2001, the conversion of these notes would result in the issuance of 314,000 shares of the Company's common stock. The Company has reserved such shares.

4. Debt (continued)

In May 2001, the Company entered into two interest rate swap agreements, primarily to reduce the Company's exposure to fluctuations in interest rates. Under the swap agreements, the Company agreed to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional principal amount. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Both of the Company's interest rate swaps are designated as cash flow hedges.

The Company recorded the cumulative fair market value of the swaps at December 31, 2001 as an increase to accumulated other comprehensive loss and an increase to other current liabilities of $662,000. No ineffectiveness related to these two swaps was recognized in 2001.

5. Income Taxes

Significant components of the Company's deferred tax liabilities and assets were as follows:

(Dollars, in thousands)	**December 31, 2001**	**December 31, 2000**
Deferred tax liabilities		
Intangible assets, primarily goodwill	**5,267**	4,564
Trade discounts on purchases	**556**	464
Prepaid expenses	**1,447**	705
Other	**426**	336
Total deferred tax liabilities	**7,696**	6,069
Deferred tax assets		
Product inventories	**2,864**	2,711
Allowance for doubtful accounts	**865**	983
Accrued expenses	**1,025**	813
Total deferred tax assets	**4,754**	4,507
Net deferred tax liabilities	**2,942**	1,562

Income Taxes (continued)

Significant components of income taxes before the tax effect of the 1999 accounting change were as follows:

(Dollars, in thousands)	December 31, 2001	2000	1999
Current			
Federal	**18,919**	16,321	11,702
Other, primarily state	**2,842**	1,813	1,084
	21,761	18,134	12,786
Deferred			
Federal	**1,200**	(889)	109
Other, primarily state	**180**	(99)	11
	1,380	(988)	120
Total	**23,141**	17,146	12,906

The reconciliation of income taxes computed at the federal statutory rates to income taxes before the tax effect of the 1999 accounting change was:

(Dollars, in thousands)	December 31, 2001	2000	1999
Tax at statutory rates	**20,505**	15,828	12,085
Other, primarily state income taxes	**2,636**	1,318	821
Total	**23,141**	17,146	12,906

Common Stock and Earnings Per Share

In July 2001, the Board of Directors declared a three-for-two stock split of the Company's common stock, which was paid in the form of a stock dividend on September 7, 2001 to the stockholders of record at the close of business on August 15, 2001. Accordingly, all prior period share and per share data and related capital amounts have been adjusted to reflect the effects of this split.

6. Common Stock and Earnings Per Share (continued)

In accordance with SFAS No. 128, *Earnings per Share*, the Company has presented basic earnings per share computed on the basis of the weighted average number of shares outstanding during the period and diluted earnings per share, computed on the basis of the weighted average number of shares and all dilutive potential shares outstanding during the year. A reconciliation between basic and diluted weighted average number of shares outstanding and the related earnings per share calculation is presented below:

	December 31,		
	2001	**2000**	**1999**
(Dollars, in thousands)			
Numerator			
Net income before change in accounting principle	**35,444**	28,076	21,622
Adjustment for interest expense, net of tax, on convertible notes	**6**	8	8
Numerator for diluted earnings per share before change in accounting principle	**35,450**	28,084	21,630
Numerator			
Net income after change in accounting principle	**35,444**	28,076	21,078
Adjustment for interest expense, net of tax, on convertible notes	**6**	8	8
Numerator for diluted earnings per share after change in accounting principle	**35,450**	28,084	21,086
(In thousands)			
Denominator			
Denominator for basic earnings per share – weighted-average shares	**25,425**	25,486	25,899
Effect of dilutive securities			
Stock options	**984**	814	501
Employee stock purchase plan	**2**	—	—
Convertible notes	**314**	314	332
Denominator for diluted earnings per share	**26,725**	26,614	26,732

7. Commitments

The Company leases facilities for its corporate office, service centers and vehicles under non-cancelable operating leases that expire in various years through 2011 but which have options to extend for various terms. Rental expense under such operating leases was approximately $24,661,000 in 2001, $16,513,000 in 2000 and $13,463,000 in 1999. The future minimum lease payments as of December 31, 2001 related to non-cancelable operating leases with initial terms of one year or more are set forth below (Dollars, in thousands):

2002	17,185
2003	14,891
2004	11,115
2005	8,120
2006	5,158
Thereafter	4,501
	60,970

8. Related Party Transactions

In October 1999, the Company entered into a lease agreement with S&C Development, LLC with respect to a service center in Mandeville, Louisiana (the "Mandeville Lease"). The sole member of S&C Development, LLC is A. David Cook, an executive officer of the Company. The Mandeville Lease has a term of seven years commencing on January 1, 2000, and provides for rental payments of $6,510 per month.

In January 2001, the Company entered into a lease agreement with S&C Development, LLC with respect to a service center in Oklahoma City, Oklahoma (the "Oklahoma City Lease"). The Oklahoma City Lease has a term of ten years commencing on November 10, 2001, and provides for rental payments of $11,955 per month.

In March 1997, the Company entered into a lease agreement with Kenneth St. Romain with respect to a service center in Baton Rouge (the "Baton Rouge Lease"). Kenneth St. Romain is the son of Frank J. St. Romain, who, until January 1999, was President and Chief Executive Officer of the Company and who remains a director of the Company. The Baton Rouge Lease has a term of five years commencing on March 1, 1997, and provides for rental payments of $9,655 per month. In January 2002, the Company extended the Baton Rouge Lease agreement for a term of 5 years commencing on March 1, 2002 with rental payments of $10,137 per month.

In May 2001, the Company entered into a lease agreement with Kenneth St. Romain with respect to a service center in Jackson, Mississippi (the "Jackson Lease"). The Jackson Lease has a term of seven years commencing on November 16, 2001, and provides for rental payments of $8,317 per month.

Rent expense associated with these leases was approximately $230,000 in 2001, $201,000 in 2000 and $116,000 in 1999. The Company believes the leases discussed above reflect fair market rates.

9. Employee Benefit Plans

The Company's eligible employees may participate in a Company sponsored savings and retirement plan that provides for discretionary Company contributions under a profit-sharing provision. Employees who are eligible to participate in the savings plan are able to contribute a percentage of their base compensation not to exceed 15%, subject to a dollar limit. Beginning in 2000, the Company contributes an amount equal to 50% of employee contributions up to 6% of their base compensation. In 1999, the Company contributed an amount equal to 25% of employee contributions up to 6% of their base compensation. Employee contributions are invested in certain equity and fixed income securities based on employee elections. Matching contributions and profit-sharing contributions made by the Company were $1,476,000 and $392,000, respectively in 2001, $894,000 and $954,000, respectively in 2000, and $330,000 and $733,000, respectively in 1999.

10. Stock Option and Stock Purchase Plans

A summary of the Company's stock option activity and related information for the plans described below is as follows:

(Exercise price and fair value of options in Dollars)	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding – beginning of year	**2,365,098**	**6.48**	1,755,381	4.53	1,311,495	4.20
Granted equal to fair value	**625,575**	**20.03**	731,903	11.34	560,641	6.16
Granted less than fair value	**22,950**	**0.01**	67,500	0.01	140,625	0.01
Total granted	**648,525**		799,403		701,266	
Exercised	**255,439**	**4.78**	180,686	4.73	203,380	3.35
Forfeitures	**24,712**	**9.73**	9,000	8.42	54,000	5.95
Outstanding – end of year	**2,733,472**	**9.66**	2,365,098	6.48	1,755,381	4.53
Exercisable at end of year	**1,265,671**	**5.95**	1,144,523	4.91	840,890	3.92
Weighted average fair value of options granted during the year		**9.01**		5.77		3.45

Stock Option and Stock Purchase Plans (continued)

A summary of the exercise prices weighted average contractual life for options outstanding as of December 31, 2001 is as follows:

(Dollars, except as noted)	Exercise Price Range	
	\$0.01 — \$7.78	**\$7.79 — \$23.24**
Options outstanding (shares)	**1,409,162**	**1,324,310**
Weighted average exercise price	**4.14**	**15.36**
Weighted average remaining contractual life (years)	**5.91**	**8.66**
Options exercisable (shares)	**1,094,111**	**171,560**
Weighted average exercise price of options exercisable	**4.59**	**14.65**

The 1995 Stock Option Plan (the "1995 Plan") authorized the Board to grant, at its discretion, to employees, agents, consultants or independent contractors of the Company, options to purchase shares of the Company's common stock. The number of shares granted under this plan was limited to an aggregate amount of 2,025,000 shares. Granted options have an exercise price of not less than the fair market value of the stock on the date of grant. Options generally were exercisable two years after the date of grant and expire ten years from the date of grant. In May 1998, the 1995 Plan was suspended. This action had no effect on options granted prior to the suspension.

In May 1998, the shareholders approved the 1998 Stock Option Plan (the "1998 Plan") which authorizes the Board to grant, at its discretion, options to purchase shares of the Company's common stock, stock appreciation rights, restricted stock and performance awards to employees, agents, consultants or independent contractors of the Company. The number of shares authorized for issuance under the 1998 Plan is limited to 2,531,250 shares of which 596,244 shares were available for grant as of December 31, 2001. Granted options usually have an exercise price of not less than the fair market value of the stock on the date of grant. During 2001, the Company granted 584,775 options to its employees and officers. Options generally are exercisable three or more years after the date of grant and expire ten years after the date of grant. Total compensation expense for options granted below market price was \$391,000, \$428,000 and \$549,000 in 2001, 2000 and 1999, respectively.

The SCP Pool Corporation Non-Employee Directors Equity Incentive Plan permits the Board to grant to each non-employee director options to purchase shares of the Company's common stock. The number of shares granted under this plan is limited to an aggregate amount of 1,012,500 shares of which 632,340 shares were available for grant as of December 31, 2001. During 2001, the Company granted 63,750 options to its non-employee directors. The options have an exercise price of not less than the fair market value of the stock on the date of grant and generally are exercisable one year after the date of grant and expire ten years after the date of grant.

10. Stock Option and Stock Purchase Plans (continued)

In March 1998, the Company's Board adopted the SCP Pool Corporation Employee Stock Purchase Plan ("ESPP"). Under the plan, eligible employees may be granted rights to purchase up to an aggregate of 2,025,000 shares of the Company's common stock of which 1,948,765 shares were available for grant as of December 31, 2001. Rights are exercisable at 85% of the applicable market value per share. The applicable market value, as defined, is the lower of either (a) the closing price of the Company's common stock at the end of a six month period ending either June 30 or December 31 of any given year or (b) the average of the beginning and ending closing prices of the Company's common stock for such six month period. There were 22,144 shares issued in 2001 under the ESPP.

SFAS No. 123, *Accounting for Stock-Based Compensation* requires the Company to disclose pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,		
	2001	**2000**	**1999**
Risk-free interest rate	**5.00 %**	6.77 %	5.41 %
Expected dividend yield	—	—	—
Expected volatility	**0.28**	0.27	0.31
Weighted average expected life	**7.5 years**	7.3 years	5.5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

10. Stock Option and Stock Purchase Plans (continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had the Company's stock-based compensation plan been determined based on the fair value at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(Dollars, in thousands except per share data)	December 31,		
	2001	**2000**	**1999**
Pro forma net income	**33,985**	27,156	20,756
Pro forma earnings per share			
Basic	**1.34**	1.07	0.80
Diluted	**1.27**	1.02	0.78

11. Quarterly Financial Data (Unaudited)

The following is a tabulation of the Company's unaudited quarterly results of operations for the years ended December 31, 2001 and 2000:

(Dollars, in thousands except per share data)	Quarter							
	3/01	**6/01**	**9/01**	**12/01**	**3/00**	**6/00**	**9/00**	**12/00**
Net sales	**155,514**	**332,130**	**236,368**	**132,040**	121,084	255,324	191,543	105,252
Gross profit	**38,411**	**88,303**	**62,285**	**33,693**	28,975	64,452	46,660	25,223
Net income (loss)	**1,042**	**25,466**	**12,752**	**(3,816)**	1,242	19,795	9,750	(2,711)
Net income (loss) per share								
Basic	**0.04**	**0.99**	**0.50**	**(0.15)**	0.05	0.78	0.38	(0.11)
Diluted	**0.04**	**0.95**	**0.47**	**(0.15)**	0.05	0.75	0.37	(0.11)

As a result of differences in the manner in which in-the-money stock options are considered from quarter-to-quarter under the requirements of SFAS No. 128, diluted earnings per share for annual periods may not equal the sum of the individual quarter's diluted earnings per share amount.

In the fourth quarter of 2001, the Company's effective income tax rate increased from 38.5% to 39.5%. Accordingly, the Company recorded additional income tax expense of approximately $0.6 million in the fourth quarter of 2001.

Additionally, the Company wrote-off approximately $0.2 million of financing costs in the fourth quarter of 2001 when the Company replaced its Senior Loan Facility one year prior to the maturity date.

Selected Financial Data

The following table sets forth selected financial data derived from the Company's Consolidated Financial Statements. This information should be read in conjunction with "2001 Management's Financial Review" and with the Company's Consolidated Financial Statements and accompanying Notes.

(Dollars, in thousands except per share data)	Year Ended December 31, [1]				
	2001	**2000**	**1999**	**1998**	**1997**
Statement of Income Data					
Net sales [2]	**856,052**	673,203	572,539	459,395	336,236
Income before change in accounting principle [3]	**35,444**	28,076	21,622	13,738	7,056
Income before change in accounting principle per share of common stock [4]					
Basic	**1.39**	1.10	0.83	0.53	0.33
Diluted	**1.33**	1.06	0.81	0.51	0.32
Balance Sheet Data					
Working capital	**136,856**	88,908	63,774	61,672	63,387
Total assets	**348,590**	251,905	194,141	163,788	136,452
Total long-term debt, including current portion	**85,091**	40,991	27,766	33,696	39,889
Stockholders' equity	**144,572**	123,195	97,612	80,564	66,635
Other					
Same store sales growth [5]	**2 %**	11 %	14 %	14 %	11 %
Number of service centers at year end	**172**	129	102	90	74

(1) During the years 1997 to 2001, the Company successfully completed 12 acquisitions consisting of 92 service centers, of which 17 were closed or consolidated into existing service centers.

(2) Prior year amounts have been adjusted to reflect adoption of Emerging Issues Task Force 00-10, *Accounting for Shipping and Handling Fees and Costs*.

(3) In 1999, the Company adopted Statement of Position 98-5, *Reporting on the Costs of Start-Up Activities* and recognized a cumulative effect adjustment, net of a tax benefit, of $544,000, or a net loss of $0.02 per share.

(4) Income per share of common stock has been adjusted to reflect the three-for-two stock split effective September 7, 2001.

(5) Same store sales growth is calculated using a 15-month convention whereby all newly opened, acquired or consolidated service centers and all existing service centers in the immediate market areas of the aforementioned service centers are excluded from the calculation for a period of 15 months.

General

The Company derives its revenues primarily from the sale of swimming pool equipment, parts and supplies, including chemicals, cleaners, packaged pools and liners, filters, heaters, pumps, lights, repair parts and other equipment required to build, maintain, install and overhaul residential and small commercial swimming pools. In 2000 and 2001, the Company significantly increased the breadth of complementary products offered including building materials, electrical supplies, toys and games, water features such as fountains, and hand tools. The Company sells its products primarily to swimming pool remodelers and builders, independent swimming pool retailers and swimming pool repair and service companies. These customers tend to be small, family owned businesses with relatively limited capital resources. The Company maintains a strict credit policy. Losses from customer receivables have historically been within management's expectations.

In order to establish a second national distribution network, the Company operates the 19 service centers acquired in the acquisition of Superior Pool Products, Inc. in July 2000 ("Superior" or the "Superior Acquisition"), 26 of the service centers acquired in the acquisition of the pool division of Hughes Supply, Inc. in January 2001 ("Hughes" or the "Hughes Acquisition"), and one newly opened service center under the Superior Pool Products name. This network has certain exclusive suppliers, product relationships and marketing programs. The Company adopted an operating strategy of offering two distinct national distribution choices to customers in order to promote internal competition to further the value provided by its service centers.

The swimming pool supply industry is affected by various factors including weather, general economic conditions, consumer saving and discretionary spending levels, the rate of new housing construction and consumer attitudes toward pool products for environmental or safety reasons. Although management believes that the Company's geographic diversity and the continuing required maintenance and repair of existing swimming pools could mitigate the effect of an economic downturn or regional adverse weather conditions, there can be no assurance that the Company's results of operations and expansion plans would not be materially adversely affected by any of such circumstances.

The principal components of the Company's expenses include the cost of products purchased for resale and operating expenses which are primarily related to labor, occupancy, marketing, selling and administrative expenses. In response to competitive pressures from any of its current or future competitors, the Company may be required to lower selling prices in order to maintain or increase market share, and such measures could adversely affect the Company's gross margins and operating results.

Same store sales and gross profit growth are calculated using a 15-month convention whereby all newly opened, acquired or consolidated service centers and all existing service centers in the immediate market areas of the aforementioned service centers are excluded from the calculation for a period of 15 months.

Same store sales growth was 2% in 2001 compared to 11% in 2000 and 14% in 1999. The same store sales growth trend was adversely affected in 2001 primarily by unfavorable weather throughout most of the year. The pool season experienced a slow start with extended cold weather in the North and unusually wet conditions in the South. Mild temperatures in the North during the summer months further aggravated the season's slow start, while a stagnant tropical system shut down the pool business in the South Central United States for two weeks in June, which is typically the most active sales month. Additionally, the tragic events of September 11th put a damper on September sales in the pool industry.

General (continued)

In the fourth quarter of 2001 when the weather returned to conditions typical for that time of year, same store sales grew 8% compared to the fourth quarter of 2000. The pool industry, in general, has not been materially adversely affected by the economic downturn, although there can be no assurance that this will continue.

The following table shows, for the periods indicated, information derived from the Company's Consolidated Statements of Income expressed as a percentage of net sales for such year.

	Year Ended December 31,		
	2001	**2000**	**1999**
Net sales	**100.0 %**	100.0 %	100.0 %
Cost of sales	**74.0**	75.4	76.2
Gross profit	**26.0**	24.6	23.8
Selling and administrative expenses	**18.2**	17.0	16.6
Goodwill amortization	**0.3**	0.2	0.3
Operating income	**7.5**	7.4	6.9
Interest expense	**(0.6)**	(0.5)	(0.5)
Amortization expense	**(0.3)**	(0.2)	(0.3)
Miscellaneous income, net	**0.2**	0.1	—
Income before income taxes and change in accounting principle	**6.8**	6.8	6.1

The following discussions of consolidated operating results include the results of operations from service centers acquired in 2001, 2000 and 1999. The acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations have been included in the Company's consolidated results beginning on the respective dates of acquisition.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net sales increased $182.9 million, or 27%, to $856.1 million in 2001 from $673.2 million in 2000. Service centers acquired in 2001 contributed $108.9 million to the increase, while incremental sales from service centers acquired in 2000 contributed $59.4 million. The balance of the increase was attributable to 2% same store sales growth and sales from new service centers opened in the past 15 months.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 (continued)

Gross profit increased $57.4 million, or 35%, to $222.7 million in 2001 from $165.3 million in 2000. Service centers acquired in 2001 contributed $27.7 million to the increase, while incremental gross profit from service centers acquired in 2000 contributed $12.6 million to the increase. Same store gross profit growth of nearly 9% contributed $12.7 million to the increase, while new service centers accounted for the remaining increase. The increase in same store gross profit growth is attributable to several factors including:

- a 2% increase in same store sales
- improvements in pricing accuracy and greater pricing discipline at the point of sale
- a continued focus on a preferred vendor program initiated in 1999 whereby service centers are encouraged to purchase products from a smaller number of vendors in order to effect more efficient purchasing and inventory management
- increased sales of complementary products that typically have gross margins equal to or higher than the Company's average
- the utilization of centralized shipping locations which purchase slower turning inventories (such as parts) in bulk quantities and then redistribute products to service centers

Gross profit as a percentage of net sales ("gross margin") increased to 26.0% in 2001 from 24.6% in 2000, despite the dilutive impact of newly opened service centers and service centers acquired in 2000 and 2001. Gross margins for service centers acquired in 2001 and 2000, new service centers and same stores were as follows:

Service centers acquired in 2001	25.4%
Service centers acquired in 2000	21.2%
Newly opened service centers	24.9%
Same stores	26.2%

Operating expenses consisting of selling and administrative expenses and goodwill amortization increased $42.2 million, or 36%, to $158.2 million in 2001 from $116.0 million in the comparable 2000 period. Service centers opened or acquired in 2001 accounted for $25.3 million of the increase, while incremental operating expenses from service centers acquired in 2000 contributed $9.3 million. Same store operating expenses increased $5.5 million primarily due to the following:

- increases in salary expense to support the increase in sales and a continued focus on improving customer service
- an increase in occupancy costs due to the relocation of existing stores to larger sites to accommodate their growth in activity and the introduction of new products
- an increase in freight costs resulting from higher gas prices in 2001

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 (continued)

Operating expenses as a percentage of net sales increased to 18.5% in 2001 from 17.2% in 2000, primarily due to the dilutive impact of newly opened service centers and service centers acquired in 2000 and 2001. Operating expenses as a percentage of net sales for service centers acquired in 2001 and 2000, new service centers and the Company's "base business" (service centers included in the same store calculation and related corporate expenses) were as follows:

Service centers acquired in 2001	20.9%
Service centers acquired in 2000	15.7%
Newly opened service centers	32.2%
Base business	16.3%

Interest and other expenses increased $1.8 million to $5.9 million in 2001 from $4.1 million in the comparable 2000 period. Interest expense increased $1.4 million to $5.0 million in 2001 from $3.6 million in 2000 as a result of higher average debt outstanding between periods. Average debt outstanding was $63.8 million in 2001 compared to $38.3 million in 2000. Amortization expense increased $1.2 million to $2.3 million in 2001 from $1.1 million in 2000. This increase is primarily due to approximately $0.6 million of amortization expense related to a five-year non-compete agreement recorded in 2001 in connection with the Hughes Acquisition. Additionally, the Company wrote-off approximately $0.2 million of financing costs in the fourth quarter of 2001 when the Company replaced its Senior Loan Facility one year prior to the maturity date. Miscellaneous income increased $0.8 million to $1.4 million in 2001 from $0.6 million in 2000. Approximately $0.3 million of income was recognized as a result of insurance proceeds, while the remaining increase is primarily attributable to miscellaneous income recognized at service centers acquired in the Hughes Acquisition.

Income taxes increased $6.0 million to $23.1 million for 2001 compared to $17.1 million for 2000, primarily due to the $13.4 million increase in income before income taxes. During the fourth quarter of 2001, the Company's effective income tax rate increased from 38.5% to 39.5% as a result of changes in its state income tax mix.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net sales increased $100.7 million, or 18%, to $673.2 million in 2000 from $572.5 million in 1999. Same store sales growth of 11% accounted for $52.2 million of the increase, while service centers acquired in the Superior Acquisition contributed $30.4 million to the increase. The balance of the increase was attributable to sales from new service centers opened or acquired in the past 15 months.

Gross profit increased $29.3 million, or 22%, to $165.3 million in 2000 from $136.0 million in 1999. Same store gross profit growth of 16% accounted for $18.3 million of the increase, while service centers acquired in the Superior Acquisition contributed $6.0 million to the increase. Gross margin increased to 24.6% in the 2000 period from 23.8% in the 1999 period, despite the dilutive impact of the Superior Acquisition. Gross margin from service centers acquired in the Superior Acquisition was 19.7% in 2000. The increase in consolidated gross margin was realized in all domestic regions and is attributable to a continued focus on pricing and purchasing disciplines.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999 (continued)

Operating expenses consisting of selling and administrative expenses and goodwill amortization increased $19.3 million, or 20%, to $116.0 million in 2000 from $96.7 million in the comparable 1999 period. Service centers acquired in 2000 accounted for $5.4 million of the increase while service centers opened in 2000 contributed $2.3 million. An increase in same store operating expenses of 10% contributed $5.6 million to the increase, primarily due to the costs associated with the 11% increase in same store sales, which required additional staffing and support. The remaining increase is attributable to incremental expenses from service centers opened or acquired in 1999 and the Company's investment in new marketing programs designed to promote the growth of the Company and the industry.

Operating expenses as a percentage of net sales increased to 17.2% in 2000 from 16.9% in 1999, primarily due to the dilutive impact of service centers acquired or opened in 2000. Operating expenses as a percentage of net sales for service centers acquired in 2000, new service centers and the Company's base business were as follows:

Service centers acquired in 2000	17.1%
Newly opened service centers	23.1%
Base business	15.1%

Interest and other expenses decreased $0.7 million, or 15%, to $4.1 million in 2000 from $4.8 million in the comparable 1999 period. The decrease is primarily attributable to a $1.0 million write-off in 1999 of certain computer equipment replaced in connection with improvements to the Company's information system and Year 2000 efforts. There were no such write-offs in 2000.

Income taxes increased $4.2 million to $17.1 million for 2000 compared to $12.9 million for 1999, primarily due to the $10.7 million increase in income before income taxes. During the second quarter of 2000, the Company's effective income tax rate increased from 37.0% to 38.25% as a result of changes in its state income tax mix.

Seasonality and Quarterly Fluctuations

The Company's business is highly seasonal. Weather is the principal external factor affecting the Company's business. Hot, dry weather can increase the purchase of chemicals and supplies for existing pools and stimulate increased purchases of above ground pools. Unseasonably cool weather or extraordinary amounts of rainfall during the peak selling season can decrease pool installations and the purchase of chemicals and supplies. In addition, unseasonably early or late warming trends can increase or decrease the length of the pool season and, consequently, the Company's sales. In general, sales and operating income are highest during the second and third quarters, which represent the peak months of swimming pool use and installation. Sales are substantially lower during the first and fourth quarters when the Company may incur net losses.

In 2001, approximately 66% of the Company's net sales were generated in the second and third quarters of the year, which represent the peak months of swimming pool use, installation, remodeling and repair, and approximately 100% of the Company's operating income was generated in the same period.

Seasonality and Quarterly Fluctuations (continued)

The Company typically experiences a build-up of product inventories and accounts payable during the winter months in anticipation of the peak selling season. The Company's peak borrowing occurs during the second quarter primarily because extended payment terms offered by the Company's suppliers typically are payable in April, May and June, while the Company's peak accounts receivable collections typically occur in June, July and August.

The Company expects that its quarterly results of operations will fluctuate depending on the timing and amount of revenue contributed by new service centers and acquisitions. The Company attempts to open new service centers at the end of the fourth quarter or the first quarter of the subsequent year to take advantage of preseason sales programs and the following peak selling season.

The following table sets forth certain unaudited quarterly data for 2001 and 2000, which, in the opinion of management, reflects all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of such data. Results of any one or more quarters are not necessarily indicative of results for an entire fiscal year or of continuing trends.

(Dollars, in thousands)	Quarter							
	3/01	**6/01**	**9/01**	**12/01**	**3/00**	**6/00**	**9/00**	**12/00**
Net sales	**155,514**	**332,130**	**236,368**	**132,040**	121,084	255,324	191,543	105,252
Gross profit	**38,411**	**88,303**	**62,285**	**33,693**	28,975	64,452	46,660	25,223
Operating income (loss)	**3,345**	**42,549**	**21,767**	**(3,137)**	2,679	33,128	16,961	(3,466)
Net sales as a % of annual net sales	**18 %**	**39 %**	**28 %**	**15 %**	18%	38%	28%	16%
Gross profit as a % of annual gross profit	**17 %**	**40 %**	**28 %**	**15 %**	18%	39%	28%	15%
Operating income (loss) as a % of annual operating income	**5 %**	**66 %**	**34 %**	**(5)%**	5%	67%	35%	(7)%

Critical Accounting Policies

The preparation of the Company's Consolidated Financial Statements requires the use of accounting estimates. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may differ significantly from management's expectations.

Critical accounting policies are those that are both important to the accurate portrayal of a company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The Company has identified the following four accounting policies that management believes are the most critical in presenting fairly the Company's consolidated financial position and results of operations.

Critical Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customers and typically does not require collateral. Consistent with industry practices, receivables are generally due within 30 days except sales under early-buy programs for which extended payment terms are provided to qualified customers. The extended terms require payments in equal installments in April, May and June or May and June, depending on geographical location. Credit losses have been historically within management's expectations.

Management evaluates the collectibility of accounts receivable based on a combination of factors including:

- aging statistics and trends
- customer payment history
- independent credit reports
- discussions with customers

Based on historical information and management's analysis of current trends, the Company accrues for uncollectible accounts as a percentage of net sales. In circumstances where management is aware of a customer's likely inability to meet their financial obligations, the Company records a specific reserve for uncollectible accounts. For all other customers, the Company provides reserves for uncollectible accounts based on the accounts receivable aging ranging from 0.25% for amounts currently due to 25% for amounts more than 120 days past due.

If the balance in the Company's "more than 120 days past due" category of its accounts receivable aging was to increase 100% from the balance at December 31, 2001, pretax income would decrease by approximately $0.5 million or $0.01 per diluted share based on the number of diluted shares outstanding at December 31, 2001.

Inventory Obsolescence and Shrink Reserve

In evaluating the adequacy of the reserve for inventory obsolescence and shrink, management considers a combination of factors including:

- the level of inventory in relationship to historical sales level by product, including inventory usage by class based on product sales at both the service center and company levels
- changes in customer preferences
- the experience of the service center manager
- the previous inventory management performance of the service center
- geographical location
- new product offerings

The reserve for inventory obsolescence may periodically require adjustment as changes occur in the above-identified factors.

Critical Accounting Policies (continued)

The Company believes its greatest exposure to inventory obsolescence is inventory that typically turns three times or less per year but which the Company must have in stock in order to maintain a high level of customer service. The Company provides a reserve of 5% for such inventory. For each 100 basis point difference between the Company's actual experience and the 5% reserve provided, pretax income would change by approximately $0.4 million or $0.01 per diluted share based on the number of diluted shares outstanding at December 31, 2001.

At December 31, 2001, the Company's product inventories balance was approximately $35.0 million higher than typically required at the end of the year. In the fourth quarter, the Company made accelerated early-buy purchases to take advantage of purchase discounts offered by vendors in order to reduce their own inventory levels. Such purchases consisted mainly of high velocity whole goods such as pumps, filters, heaters and cleaners, thus the Company does not expect there to be additional risk of obsolescence associated with these early-buy purchases.

Revenue Recognition

Service centers are located near customer concentrations, typically in industrial, commercial or mixed-use zones. Customers may procure products at any service center location, or products may be delivered via the Company's trucks or third party carriers. The Company recognizes revenue when customers take delivery of products. Products shipped via third party carriers are considered delivered based on the shipping terms, which are generally FOB shipping point.

The Company may offer volume rebates, which are accrued monthly as an adjustment to net sales. Additionally, in certain markets, the Company may offer discount terms of 5%/10, net 30 days. Customer returns, including those associated with early-buy programs, have been historically immaterial and are recorded as an adjustment to net sales.

Goodwill

At December 31, 2001, the Company had a net goodwill balance of $73.6 million, representing 21% of total assets and 51% of stockholders' equity. This balance includes $21.9 million of net goodwill that arose at the time the Company was established in 1993 in a leveraged buyout transaction. The remaining goodwill has arisen in connection with subsequent acquisitions.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which established a new method of testing goodwill for impairment using a fair-value based approach and does not permit amortization of goodwill as was previously required. The Company adopted SFAS No. 142 on January 1, 2002.

The Company completed its transitional goodwill impairment test as required under SFAS No. 142 and determined that goodwill is not impaired. This transitional test required comparison of the Company's estimated fair value at January 1, 2002 to its book value, including goodwill. Additionally, SFAS No. 142 requires that goodwill be tested for impairment annually or if an event occurs or circumstances change that may reduce the fair value of the Company below its book value.

Critical Accounting Policies (continued)

Should circumstances change or events occur to indicate that the fair market value of the Company has fallen below its book value, management must then compare the estimated fair value of the goodwill to its book value. If the book value of goodwill exceeds the estimated fair value of goodwill, an impairment loss will be recognized in an amount equal to that excess. Such an impairment loss would be recognized as a component of operating income.

Liquidity and Capital Resources

On November 27, 2001, the Company prepaid its existing Senior Loan Facility (the "Former Credit Facility") and entered into a new credit agreement (the "Credit Agreement") with a group of banks. The Credit Agreement, which matures on November 27, 2004, permits the Company to borrow up to $110.0 million under a revolving line of credit (the "Revolving Credit Facility"). The Credit Agreement has an accordion feature that permits the Company to increase the Revolving Credit Facility to $150.0 million at the Company's option.

During the twelve months ended December 31, 2001, the Company received net proceeds of $52.4 million under its Revolving Credit Facility and Former Credit Facility. As of December 31, 2001, the Company had $85.0 million outstanding and $23.9 million available for borrowing under its Revolving Credit Facility.

Borrowings under the Revolving Credit Facility may, at the Company's option, bear interest at either (i) the agent's corporate base rate or the federal funds rate plus 0.5%, whichever is higher, plus a margin ranging from 0.125% to 0.375% or (ii) the current Eurodollar Rate plus a margin ranging from 1.125% to 1.750%, in each case depending on the Company's leverage ratio. Substantially all of the assets of the Company, including the capital stock of the Company's wholly-owned subsidiaries, secure the Company's obligations under the Revolving Credit Facility. The Revolving Credit Facility has numerous restrictive covenants, which require the Company to maintain a minimum net worth and fixed charge coverage and which also restrict the Company's ability to pay dividends and make capital expenditures. As of December 31, 2001, the Company was in compliance with all such covenants and financial ratio requirements. The effective interest rate of the Revolving Credit Facility was 4.8% at December 31, 2001.

At December 31, 2001, the Company's contractual obligations of long-term debt and operating leases were as follows:

		Payments due by period			
Contractual obligations	Total	Less than 1 year	1-2 years	3-4 years	5 years and thereafter
Long-term debt	**85,000**	—	—	85,000	—
Operating leases	**60,970**	17,185	26,006	13,278	4,501
	145,970	**17,185**	**26,006**	**98,278**	**4,501**

Currently, the Company's primary sources of working capital are cash from operations and borrowings under the Revolving Credit Facility. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions. The Company's borrowings, together with cash from operations and seller financing, historically have been sufficient to support the Company's growth and to finance acquisitions.

Liquidity and Capital Resources (continued)

Net cash provided by operating activities increased $8.5 million to $26.8 million in 2001 from $18.3 million in 2000, primarily due to a $7.3 million increase in net income. In 2000, net cash provided by operating activities decreased $19.0 million to $18.3 million from $37.3 million in 1999. A $7.0 million increase in net income was offset by substantial product inventory purchases made in the fourth quarter of 2000.

In the fourth quarters of 2001 and 2000, the Company made advance payments to vendors of approximately $27.4 million and $10.9 million, respectively, for accelerated product inventory purchases. These purchases allowed the Company to take advantage of vendor programs whereby manufacturers offer purchase discounts to reduce their own inventory levels. Such purchases consisted mainly of high velocity whole goods such as pumps, filters, heaters and cleaners. The purchase discounts offered by the Company's vendors are greater than the costs incurred to handle, store and finance the inventory.

The $47.5 million purchase price of the Hughes Acquisition in January 2001 was financed by borrowings under the Company's Former Credit Facility and a $25.0 million seller's note issued by Hughes (the "Hughes Note"). The Hughes Note was fully paid in November 2001. Acquisitions completed in 2000 and 1999 were financed by borrowings under the Company's Former Credit Facility.

The Company believes it has adequate availability of capital from operations and the Revolving Credit Facility to fund present operations and anticipated growth, including expansion in its existing and targeted market areas. The Company continually evaluates potential acquisitions and has held discussions with a number of acquisition candidates. However, the Company currently has no binding agreement with respect to any acquisition candidates. Should suitable acquisition opportunities or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms. Additionally, the Company may issue common or preferred stock, which may be issued to third parties or to sellers of acquired businesses.

Share Repurchase Program

Since October 1998, the Company has purchased 1,998,000 shares of its common stock at an average price of $13.80 per share. An additional $32.5 million remains authorized for the repurchase of the Company's common stock.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks, including interest rate risk and foreign currency risk. The adverse effects of potential changes in these market risks are discussed below. The following discussion does not consider the effects of the reduced level of overall economic activity that could exist following such changes. Further, in the event of changes of such magnitude, management would likely take actions to mitigate its exposure to such changes.

Interest Rate Risk

As a result of the variable interest rates on the Company's long-term debt, the Company's earnings are exposed to changes in short-term interest rates. To mitigate this risk, in 2001 the Company entered into two interest rate swap agreements with variable notional amounts. The swaps expire December 31, 2002. If (i) the variable rates on the Company's Revolving Credit Facility were to increase 1.0% from the rate at December 31, 2001; and (ii) the Company borrowed the maximum amount available under its Revolving Credit Facility ($110.0 million) for all of 2002, solely as a result of the increase in interest rates on the outstanding debt in excess of the stated notional amounts of the swaps, the Company's pretax income would decrease by approximately $0.8 million or $0.02 per diluted share based on the number of diluted shares outstanding at December 31, 2001. The fair value of the Company's Revolving Credit Facility is not affected by changes in market interest rates.

Foreign Exchange Risk

The Company has wholly-owned subsidiaries located in the United Kingdom, France, Portugal and Canada. Historically, the Company has not hedged its foreign currency exposure, and fluctuations in exchange rates have not had a material effect on the Company. Future changes in exchange rates may positively or negatively impact the Company's revenues, operating expenses and earnings. However, due to the size of the Company's foreign operations, the Company does not anticipate that exposure to foreign currency rate fluctuations will be material in 2002.

Functional Currencies	
United Kingdom	British Pound
France	Eurodollar
Portugal	Eurodollar
Canada	Canadian Dollar

Cautionary Statement for Purpose of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Statements contained in this report regarding future periods that are not historical facts, including those relating to expected fluctuation of the Company's quarterly results of operations, the adequacy and availability of capital from operations and borrowings under the Revolving Credit Facility, the Company's ability to obtain additional financing, the Company's belief that its exposure to foreign currency fluctuations will be immaterial in 2002, and the Company's belief that geographic diversity and the continuing required maintenance and repair of existing swimming pools could mitigate the effect of an economic downturn or regional adverse weather conditions are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to:

- the sensitivity of the industry to weather conditions
- the intense competition and low barriers to entry in the industry
- the sensitivity of the industry to general economic and market conditions
- the Company's ability to:
  - penetrate new markets
  - identify appropriate acquisition candidates, complete acquisitions on satisfactory terms and successfully integrate acquired businesses
  - obtain financing on satisfactory terms
  - generate sufficient cash flows to support expansion plans and for general operating activities
  - maintain favorable supplier arrangements and relationships
  - remain in compliance with the numerous environmental, health and safety requirements to which it is subject
- the effectiveness of the Company's advertising, marketing and promotional programs
- changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations)
- the risk of fire, safety and casualty losses and related liability claims inherent in the storage of chemicals sold by the Company

The Company cautions that while forward-looking statements are made in good faith and are based upon reasonable assumptions, investors should not place undue reliance on these forward-looking statements, each of which speaks only as of the date the statement was made.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of subsequent events, new information or otherwise.



On November 12, 2001, we were saddened by the passing of Maurice Van Dyke, SCP's first Chief Financial Officer. His long-term involvement with SCP and his contributions to the business until his retirement were significant. Most importantly, though, he will be best remembered as a friend to many SCP employees and others in the industry.

Shareholder Information

Corporate Address

SCP Pool Corporation
109 Northpark Boulevard, 4th Floor
Covington, LA 70433-5001
Telephone: 985.892.5521
Fax: 985.892.1657
Website: www.scppool.com

Stock Listing

The Company's common stock is traded on the NASDAQ Stock Market (National Market) under the symbol "POOL".

Registrar and Transfer Agent

EquiServe
P.O. Box 2500
Jersey City, NJ 07303
800.446.2617
201.324.0498 - Outside US

Inquiries regarding stock transfers, lost certificates or address changes should be directed to EquiServe at the above address.

Auditors

Ernst & Young LLP
New Orleans, Louisiana

General Counsel

Jones, Walker, Waechter, Poitevent,
Carrère & Denègre LLP
New Orleans, Louisiana

Form 10-K / Investor Contact

The Annual Report on Form 10-K of SCP Pool Corporation, as filed with the Securities and Exchange Commission, is available without charge to stockholders upon written request. These requests and other investor inquiries should be directed to Investor Relations at the corporate address.

Shareholders' Meeting

The Annual Shareholders' Meeting of SCP Pool Corporation will be held at 9:00 am CST on Wednesday, May 8, 2002 at the Company's corporate office located at 109 Northpark Boulevard, 4th Floor, in Covington, Louisiana. Shareholders of record as of March 11, 2002 will be entitled to vote at this meeting.

2001	High	Low
First Quarter	$ 24.00	$ 18.33
Second Quarter	24.59	19.42
Third Quarter	27.20	17.74
Fourth Quarter	28.34	20.75
For the Year	28.34	17.74

2000	High	Low
First Quarter	$ 13.88	$ 9.94
Second Quarter	17.44	12.39
Third Quarter	20.42	14.50
Fourth Quarter	21.08	15.17
For the Year	21.08	9.94

Market Prices and Dividend Information

The prices in the above table represent the high and low sales prices for SCP Pool Corporation's common stock as reported by the NASDAQ National Market for 2000 and 2001. Prices for 2000 and the first two quarters of 2001 have been adjusted to reflect the 3-for-2 stock split effective on September 7, 2001. No cash dividends have been declared, and the current terms of the Company's credit agreement restrict the Company's ability to pay dividends. As of February 28, 2002, SCP Pool Corporation had approximately 6,500 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

Design: Pam Hendrix, SCP Pool Corporation Photography: M. Thomas Blake Printing: Delta Printing